UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 16, 2009, Euroseas Ltd. Reports Results for the Nine Months and Quarter Ended September 30, 2009.

Exhibit 1

Euroseas Ltd. Reports Results for the Nine Months and Quarter Ended September 30, 2009

Maroussi, Athens, Greece – November 16, 2009 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2009.

Third Quarter 2009 Highlights:

•

Net income of $2.2 million or $0.07 per share basic and diluted on total net revenues of $17.2 million.  Excluding the effect of unrealized gain on derivatives, unrealized loss on trading securities and amortization of the fair value of charters acquired, the net loss for the period would have been $0.3 million, or $0.01 loss per share basic and diluted.

•

Adjusted EBITDA was $5.0 million. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.79 vessels were owned and operated during the third quarter of 2009 earning an average time charter equivalent rate of $15,101 per day.

•

Declared a quarterly dividend of $0.05 per share for the third quarter of 2009 payable on December 18, 2009 to shareholders of record on December 11, 2009. This is the seventeenth consecutive quarterly dividend declared.

First Nine Months 2009 Highlights:

•

Net income of $0.7 million or $0.02 per share basic and diluted on total net revenues of $47.3 million.  Excluding the effect of unrealized loss on derivatives, unrealized gain on trading securities and amortization of the fair value of charters acquired, the net income for the period would have been $2.1 million, or $0.07 per share basic and diluted.

•

Adjusted EBITDA was $17.0 million. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.17 vessels were owned and operated during the first nine months of 2009 earning an average time charter equivalent rate of $13,632 per day.

•

Declared three quarterly dividends for a total of $0.25 per share during the first nine months of 2009.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the third quarter of 2009 we took delivery of our third drybulk vessel for the year, The vessel came with a t/c attached at $25,200/day for 6 months and  we subsequently re-chartered it for a further two years at $17,500 thus improving our earnings visibility. At the same time, we have been able to recharter all the containerships coming out of charter for varying firm periods of a few months to a year, albeit at rates slightly below operating costs. As a result our current charter coverage for 2010 is about 47%, without including optional periods, broken down as about 80% for our bulkers fleet and 29% for our containership fleet. Whilst we are skeptical about the outlook of the drybulk market for 2010 (hence our high charter coverage) we believe the container market has reached the bottom where it may stay for a while but eventually can only move upwards. Especially for vessels under 2000 teu, like ours, we expect the recovery to come sooner than for the larger vessels.

We intend to continue taking advantage of low vessel prices in any sector we can find them to further renew and expand our fleet. As the opportunities we see emerging seem very attractive,  we have decided to preserve cash for future investments and decrease our dividend towards the lowest level of the range the Board considers satisfactory. Thus, our Board elected to declare a dividend of $0.05/share which still yields about 5% p.a. based on the recent levels of our stock price.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2009, as expected, reflect the lower level of the charter markets compared to the same period a year ago.  Our results were positively influenced by non-cash gains mainly on FFA contracts despite some non-cash losses on interest rate swaps.

Total daily vessel operating expenses, including management fees and general and administrative expenses, during the third quarter of 2009 reflect a decrease about 25% on a per vessel per day basis compared to the third quarter of 2008. Part of this decrease (about 11%) is due to the fact that  three of our vessels were laid-up during the third quarter of 2009 and thus incurred significantly lower daily costs, but a significant part (about 14%) is associated with cost reductions. As always, cost control remains a key component of our strategy.

As of September 30, 2009, our net debt position was about $26.4 million with our outstanding debt at $79.1 million versus restricted and unrestricted cash of about $52.7 million. We continue to enjoy our bankers’ support and have been able to finance all three of our vessel purchases this year with about 50% debt.”

Third Quarter 2009 Results:

For the third quarter of 2009, the Company reported total net revenues of $17.2 million representing a 51.6% decrease over total net revenues of $35.5 million during the third quarter of 2008. The Company reported net income for the period of $2.2 million as compared to net income of $14.5 million for the third quarter of 2008. The results for the third quarter of 2009 include a $2.0 million net unrealized gain on derivatives and trading securities as compared to $1.1 million unrealized loss on derivatives and trading securities for the same period of 2008. Depreciation expenses for the third quarter of 2009 were $5.1 million compared to $7.8 million during the same period of 2008. The decline was due to a change in estimates (see below) and the sale of M/V Nikolaos P and M/V Ioanna P, which contributed $2.0 million to the depreciation expenses in the third quarter of 2008, partly balanced by the depreciation of three vessels purchased in 2009. On average, 16.79 vessels were owned and operated during the third quarter of 2009 earning an average time charter equivalent rate of $15,101 per day compared to 16 vessels in the same period of 2008 earning on average $25,951 per day.  Three of the Company’s containerships were laid-up throughout the third quarter of 2009.

Adjusted EBITDA for the third quarter of 2009 was $5.0 million, a 76.3% decrease from $21.2 million achieved during the third quarter of 2008. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted earnings per share for the third quarter of 2009 was $0.07, calculated on 30,628,410 and 30,700,820, respectively weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.47 for the third quarter of 2008, calculated on 30,476,135 and 30,551,315 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the unrealized gain on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the loss per share for the quarter ended September 30, 2009 would have been $0.01 per share basic and diluted, and for the quarter ended September 30, 2008 the earnings would have been $0.47 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First nine months 2009 Results:

For the first nine months of 2009, the Company reported total net revenues of $47.3 million representing a 53.9% decrease over total net revenues of $102.7 million during the first nine months of 2008. The Company reported net income for the period of $0.7 million as compared to net income of $43.7 million for the first nine months of 2008. The results for the first nine months of 2009 include a $2.5 million net unrealized loss on derivatives and trading securities as compared to a $0.7 million unrealized loss on derivatives and trading securities for the same period of 2008. Depreciation expenses for the first nine months of 2009 were $14.4 million compared to $22.6 million during the same period of 2008. The decline was due to a change in estimates (see below) and the sale of M/V Nikolaos P and M/V Ioanna P, which contributed $6.0 million to the depreciation expenses in the first nine months of 2008, partly balanced by the depreciation of three of the vessels purchased in 2009 that contributed to the depreciation expense for the first nine months. On average, 16.17 vessels were owned and operated during the first nine months of 2009 earning an average time charter equivalent rate of $13,632 per day compared to 15.48 vessels in the same period of 2008 earning on average $25,868 per day.  One of the Company’s vessels was laid up during the entire first nine months of 2009 and two more vessels were laid up for the second and third quarter of 2009.

Adjusted EBITDA for the first nine months of 2009 was $17.0 million, a 71.9% decrease from $60.6 million achieved during the first nine months of 2008. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted earnings per share for the first nine months of 2009 was $0.02, calculated on 30,593,401 basic and 30,642,954 diluted weighted average number of shares outstanding, respectively,compared to basic and diluted earnings per share of $1.44 and $1.43 per share, respectively, for the first nine months of 2008, calculated on 30,409,078 and 30,555,095 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the first nine months of 2009 of the unrealized loss on derivatives, unrealized gain on trading securities and amortization of the fair value of time charter contracts acquired, the earnings per share for the nine-month period ended September 30, 2009 would have been $0.07 per share basic and diluted, and for the same period in 2008, would have been $1.27 and $1.26 per share basic and diluted, respectively. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Change in accounting principle and change in estimates:

Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method. When the accounting principle was retrospectively applied, net income for the three month and for the nine month periods ended September 30, 2008 decreased by $0.9 and $2.5 million, respectively, or, $0.03 and $0.08 per share, respectively, basic and diluted.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with FASB ASC 250-10 Accounting Changes and Error Corrections. The new accounting principle will be applied retrospectively to all periods presented in earnings releases and filings.

During the fourth quarter of 2008, the Company also changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. The effect of these changes increased net income for the three and nine month periods ended September 30, 2009 by $1.6 and $4.8 million, respectively, or $0.05 and $0.16 per share, respectively, basic and diluted.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Dec-09 Then until Nov. 2011	$25,200 $17,500
ELENI P	Panamax	72,119		1997	TC ‘til May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	6	370,499
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-10	$7,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC Til Nov-09 (3 monthly options til Feb-10)	$4,000
YM PORT KLANG (ex-MASTRO NICOS, ex-YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Nov-10 (option ‘til Nov-11)	$3,750 ‘til Nov-10 ($5,900 ‘til Nov-11
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Jan-10 (option til Jun-10) (option til Jun-11)	$3,850 ‘til Jan-10 $4,000 ‘til Jun-10 CONTEX less 10% ‘til Jun-11
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jan-10	$3,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘ til Dec-09 (option ‘til Jun-10)	$3,850
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	17	666,754	18,827

Note: TC denotes time charter. All dates listed are the earliest redelivery dates under each TC. All extension option are in favour of the charterers.

(*) "Irini" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.

(**) "Monica P" is employed in the Bulkhandling spot pool that is also managed by Klaveness.

New charter arrangements:

“YM Port Klang” (ex-"Mastro Nicos", ex-“YM Xingang I”) entered into an approximately one year time charter agreement at a gross daily rate of $3,750 per day. The charterer has the option to extend the charter for one additional year at a gross daily rate of $5,900 per day. Upon delivery to new charterers the vessel was renamed “YM Port Klang”.

“Manolis P” entered into a time charter agreement ranging from a three to six month period at a gross daily rate of $3,850 per day with an option of the charterer to extend it for another five to seven months at a gross daily rate of $4,000 per day and upon completion of that optional period the charterer has another option to further extend the charter for one more year at a rate based on the 1,700 TEU Container Index (CONTEX) minus 10%.

“Ninos” was re-delivered early from its previous charter and was chartered at the rate shown.

Approximately 80% of Euroseas’ total fleet days for the remaining days of 2009 and approximately 47% in 2010 are secured under period charters or Forward Freight Agreements (FFAs) not including the extension options held by charterers.

Summary Fleet Data:

	3 months, ended September 30, 2008	3 months, ended September 30, 2009	9 months, ended September 30, 2008	9 months, ended September 30, 2009
FLEET DATA
Average number of vessels (1)	16.00	16.79	15.48	16.17
Calendar days for fleet (2)	1,472.0	1,545.0	4,242.0	4,414.0
Scheduled off-hire days incl. laid-up (3)	40.1	331.5	138.9	704.5
Available days for fleet (4) = (2) - (3)	1,431.9	1,213.5	4,103.1	3,709.5
Commercial off-hire days (5)	0.0	43.7	7.7	156.1
Operational off-hire days (6)	29.3	1.9	46.6	23.2
Voyage days for fleet (7) = (4) - (5) - (6)	1,402.6	1,167.9	4,048.8	3,530.2
Fleet utilization (8) = (7) / (4)	98.0%	96.2%	98.7%	95.2%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	96.4%	99.8%	95.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.0%	99.8%	98.9%	99.4%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	25,951	15,101	25,868	13,632
Vessel operating expenses excl. drydocking expenses (12)	5,674	4,251	5,770	4,790
General and administrative expenses (13)	671	504	774	645
Total vessel operating expenses excl. dd expenses (14)	6,345	4,755	6,544	5,435
Drydocking expenses (15)	1,316	1,238	1,229	433

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels excluding drydocking expenses. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Today, Monday, November 16, 2009 at 11:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until November 23, 2009 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the third quarter and first nine months 2009 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Nine Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	107,564,775	107,564,775	49,098,531
Commissions	(4,827,793)	(4,827,793)	(1,774,961)
Net revenues	102,736,982	102,736,982	47,323,570

Operating expenses
Voyage expenses	2,829,862	2,829,862	975,038
Vessel operating expenses	20,352,597	20,352,597	17,435,904
Drydocking expenses	-	5,212,057	1,912,474
Amortization and depreciation	25,344,198	22,604,142	14,390,828
Management fees	4,121,655	4,121,655	3,707,350
Other general and administrative expenses	3,285,175	3,285,175	2,848,467
Charter termination fees	-	-	(103,577)
Total operating expenses	55,933,487	58,405,488	41,166,484

Operating income	46,803,495	44,331,494	6,157,086

Other income/(expenses)
Interest and finance cost	(2,311,660)	(2,311,660)	(1,028,217)
Change in fair value of derivatives	(110,206)	(110,206)	(5,950,582)
Realized & unrealized gain / (loss) on trading securities	(834,767)	(834,767)	521,870
Foreign exchange (loss) gain	(16,276)	(16,276)	23,902
Interest income	2,385,342	2,385,342	952,512
Dividend income	273,756	273,756	-
Other expenses, net	(613,811)	(613,811)	(5,480,515)

Net income	46,189,684	43,717,683	676,571
Earnings per share, basic	1.52	1.44	0.02
Weighted average number of shares, basic	30,409,078	30,409,078	30,593,401
Earnings per share, diluted	1.51	1.43	0.02
Weighted average number of shares, diluted	30,555,095	30,555,095	30,642,954

	Three Months Ended September 30,	Three Months Ended September 30,	Three Months Ended September 30,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	37,111,568	37,111,568	17,753,656
Commissions	(1,660,638)	(1,660,638)	(586,301)
Net revenues	35,450,930	35,450,930	17,167,355

Operating expenses
Voyage expenses	712,403	712,403	117,462
Vessel operating expenses	6,944,686	6,944,686	5,235,285
Drydocking expenses	-	1,937,341	1,912,474
Amortization and depreciation	8,887,717	7,816,294	5,106,899
Management fees	1,407,120	1,407,120	1,332,991
Other general and administrative expenses	987,746	987,746	777,609
Total operating expenses	18,939,672	19,805,590	14,482,720

Operating income	16,511,258	15,645,340	2,684,635

Other income/(expenses)
Interest and finance cost	(610,924)	(610,924)	(339,764)
Change in fair value of derivatives	(110,206)	(110,206)	(171,634)
Realized and unrealized loss on trading securities	(1,091,462)	(1,091,462)	(138,835)
Foreign exchange loss	(2,894)	(2,894)	(945)
Interest income	525,123	525,123	144,430
Dividend income	98,756	98,756	-
Other expenses, net	(1,191,607)	(1,191,607)	(506,748)

Net income	15,319,652	14,453,733	2,177,887
Earnings per share, basic	0.50	0.47	0.07
Weighted average number of shares, basic	30,476,135	30,476,135	30,628,410
Earnings per share, diluted	0.50	0.47	0.07
Weighted average number of shares, diluted	30,551,315	30,551,315	30,700,820

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2008 (as originally reported under the deferral method)	December 31, 2008 (as adjusted under the direct expense method)	September 30, 2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	73,851,191	73,851,191	42,725,914
Trade accounts receivable	1,233,895	1,233,895	1,518,975
Other receivables, net	1,439,628	1,439,628	727,574
Due from related company	4,678,750	4,678,750	5,926,177
Inventories	2,011,973	2,011,973	2,137,895
Restricted cash	2,181,264	2,181,264	3,440,758
Vessels held for sale	6,067,020	6,067,020	-
Trading securities	771,727	771,727	552,349
Derivatives	61,670	61,670	69,606
Prepaid expenses	241,102	241,102	388,711
Total current assets	92,538,220	92,538,220	57,487,959

Fixed assets:
Vessels, net	231,963,606	231,963,606	281,619,215
Advances for vessel acquisition	1,821,798	1,821,798	-
Long-term assets:
Restricted cash	4,800,000	4,800,000	6,518,295
Deferred charges, net	7,771,342	373,702	365,781
Derivatives	68,038	68,038	276,986
Fair value of above market time charter acquired	1,653,422	1,653,422	-
Total long-term assets	248,078,206	240,680,566	288,780,277
Total assets	340,616,426	333,218,786	346,268,236

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,450,000	12,450,000	13,550,000
Trade accounts payable	2,283,488	2,283,488	2,760,063
Accrued expenses	1,206,466	1,206,466	1,447,799
Accrued dividends	116,750	116,750	62,500
Deferred revenue	4,533,601	4,533,601	1,322,413
Derivatives	827,210	827,210	5,152,583
Total current liabilities	21,417,515	21,417,515	24,295,358

Long-term liabilities:
Long term debt, net of current portion	43,565,000	43,565,000	65,540,000
Derivatives	2,700,028	2,700,028	1,231,561
Fair value of below market time charter acquired	8,704,811	8,704,811	5,958,438
Total long-term liabilities	54,969,839	54,969,839	72,729,999
Total liabilities	76,387,354	76,387,354	97,025,357

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,575,611 and 30,779,711 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	917,269	917,269	923,392
Additional paid-in capital	234,567,670	234,567,670	235,521,957
Retained earnings	28,744,133	21,346,493	12,797,530
Total shareholders' equity	264,229,072	256,831,432	249,242,879
Total liabilities and shareholders' equity	340,616,426	333,218,786	346,268,236

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	46,189,684	43,717,683	676,571
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	22,604,142	22,604,142	14,390,828
Amortization of deferred charges	2,804,537	64,481	72,417
Amortization of fair value of time charters	(5,804,512)	(5,804,512)	(1,092,951)
Share-based compensation	1,392,823	1,392,823	709,714
Unrealized loss on derivatives, net	110,206	110,206	2,640,022
Purchase of trading securities	(922,656)	(922,656)	-
Sale of trading securities	860,611	860,611	741,248
Realized gain on trading securities	-	-	(411,444)
Unrealized loss / (gain) on trading securities	834,768	834,768	(110,426)
Changes in operating assets and liabilities	(7,476,078)	(2,264,021)	(6,120,457)
Net cash provided by operating activities	60,593,525	60,593,525	11,495,522

Cash flows from investing activities:
Purchase of vessels including improvements	(43,582,320)	(43,582,320)	(62,224,639)
Change in restricted cash	(919,902)	(919,902)	(613,129)
Proceeds from sale of vessels	-	-	5,980,487
Net cash (used in) investing activities	(44,502,222)	(44,502,222)	(56,857,281)

Cash flows from financing activities:
Issuance of share capital	5,030	5,030	4,023
Net proceeds from shares issued	1,805,892	1,805,892	645,242
Dividends paid	(28,370,052)	(28,370,052)	(9,279,783)
Offering expenses paid	(110,340)	(110,340)	-
Loan arrangements fees paid	-	-	(208,000)
Proceeds from long-term debt	-	-	33,000,000
Repayment of long-term debt	(19,260,000)	(19,260,000)	(9,925,000)
Net cash provided by (used in) financing activities	(45,929,470)	(45,929,470)	14,236,482

Net decrease in cash and cash equivalents	(29,838,167)	(29,838,167)	(31,125,277)
Cash and cash equivalents at beginning of period	104,135,320	104,135,320	73,851,191
Cash and cash equivalents at end of period	74,297,153	74,297,153	42,725,914

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2008 (as originally reported under the deferral method)	Three Months Ended September 30, 2008 (as adjusted under the direct expense method)	Three Months Ended September 30, 2009
Net income	15,319,652	14,453,733	2,177,887
Interest and finance costs, net (incl. interest income)	85,801	85,801	195,334
Depreciation and amortization	8,887,717	7,816,294	5,106,899
Loss / (Gain) on derivatives, net	110,206	110,206	(1,965,954)
Amortization of deferred revenue of below market time charter acquired	(2,025,674)	(2,025,674)	(669,136)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	177,876
Adjusted EBITDA	23,115,475	21,178,133	5,022,906

	Three Months Ended September 30, 2008 (as originally reported under the deferral method)	Three Months Ended September 30, 2008 (as adjusted under the direct expense method)	Three Months Ended September 30, 2009
Net cash flow provided by operating activities	20,638,993	20,638,993	4,522,485
Changes in operating assets / liabilities	3,673,539	1,736,197	446,942
Loss on interest rate derivatives (realized)	-	-	180,499
Loss on trading securities, net	(1,091,463)	(1,091,463)	(138,835)
Investment in trading securities, net	344,691	344,691	-
Share-based compensation	(515,425)	(515,425)	(157,713)
Interest, net	65,140	65,140	169,528
Adjusted EBITDA	23,115,475	21,178,133	5,022,906

	Nine Months Ended September 30, 2008 (as originally reported under the deferral method)	Nine Months Ended September 30, 2008 (as adjusted under the direct expense method)	Nine Months Ended September 30, 2009
Net income	46,189,684	43,717,683	676,571
Interest and finance costs, net (incl. interest income)	(73,682)	(73,682)	75,705
Depreciation and amortization	25,344,198	22,604,142	14,390,828
Loss on derivatives, net	110,206	110,206	2,945,080
Amortization of deferred revenue of below market time charter acquired	(8,017,831)	(8,017,831)	(2,746,373)
Amortization of deferred revenue of above market time charter acquired	2,213,319	2,213,319	1,653,422
Adjusted EBITDA	65,765,894	60,553,837	16,995,233

	Nine Months Ended September 30, 2008 (as originally reported under the deferral method)	Nine Months Ended September 30, 2008 (as adjusted under the direct expense method)	Nine Months Ended September 30, 2009
Net cash flow provided by operating activities	60,593,525	60,593,525	11,495,522
Changes in operating assets / liabilities	7,476,078	2,264,021	6,120,457
Loss on interest rate derivatives (realized)	-	-	305,058
Gain/ (loss) on trading securities, net	(834,768)	(834,768)	521,870
Investment in trading securities, net	62,045	62,045	(741,248)
Share-based compensation	(1,392,823)	(1,392,823)	(709,714)
Interest, net	(138,163)	(138,163)	3,288
Adjusted EBITDA	65,765,894	60,553,837	16,995,233

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, (gain)/loss in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from Unrealized Loss / (Gain) on derivatives, Unrealized Loss / (Gain) on trading securities, Amortization of the

Fair Value of Charters Acquired to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended September 30, 2008 (as originally reported under the deferral method)	Three Months Ended September 30, 2008 (as adjusted under the direct expense method)	Three Months Ended September 30, 2009
Net income	15,319,652	14,453,733	2,177,887
Unrealized loss (gain) on derivatives, net	110,206	110,206	(2,146,453)
Unrealized loss on trading securities	992,706	992,706	138,835
Amortization of deferred revenue of below market time charter acquired	(2,025,673)	(2,025,673)	(669,136)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	177,876
Net Income / (loss) excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, amortization of the fair value of charters acquired	15,134,664	14,268,745	(320,991)
Net Income (loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, amortization of the fair value of charters acquired basic	0.50	0.47	(0.01)
Weighted average number of shares, basic	30,476,135	30,476,135	30,628,410
Net Income (loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, amortization of the fair value of charters acquired, diluted	0.50	0.47	(0.01)
Weighted average number of shares, diluted	30,551,315	30,551,315	30,628,410

	Nine Months Ended September 30, 2008 (as originally reported under the deferral method)	Nine Months Ended September 30, 2008 (as adjusted under the direct expense method)	Nine Months Ended September 30, 2009
Net income	46,189,684	43,717,683	676,571
Unrealized loss on derivatives	110,206	110,206	2,640,022
Unrealized loss (gain) on trading securities	561,011	561,011	(110,426)
Amortization of deferred revenue of below market time charter acquired	(8,017,831)	(8,017,831)	(2,746,373)
Amortization of deferred revenue of above market time charter acquired	2,213,319	2,213,319	1,653,422
Net Income excluding unrealized loss on derivatives, unrealized loss/(gain) on trading securities, amortization of the fair value of charters acquired	41,056,389	38,584,388	2,113,216
Net Income per share excluding unrealized loss on derivatives, unrealized loss / (gain) on trading securities, amortization of the fair value of charters acquired, basic	1.35	1.27	0.07
Weighted average number of shares, basic	30,409,078	30,409,078	30,593,401
Net Income per share excluding unrealized loss on derivatives, unrealized loss / (gain) on trading securities, amortization of the fair value of charters acquired, diluted	1.34	1.26	0.07
Weighted average number of shares, diluted	30,555,095	30,555,095	30,642,954

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels, including 4 Panamax drybulk carriers, 1 Handymax and 1 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 6 drybulk carriers have a total cargo capacity of 370,499 dwt, its 10 container ships have a cargo capacity of 17,877 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  November 16, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President